PRESS RELEASE
FOR IMMEDIATE RELEASE                                                    TSX:HAE
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        Haemacure Enters into a Three-Year Supply Contract with Novation

Montreal, August 29, 2002 - Haemacure Corporation is pleased to announce that it recently entered into a three-year supply agreement with Novation, LLC, the supply chain management company for VHA Inc. and University HealthSystem Consortium (UHC), two U.S. national health care alliances. Novation offers purchasing agreements to the more than 2,300 members of VHA and UHC and Haemacure's current customer base comprises more than 900 hospitals. The agreement covers Haemacure's fibrin sealant Hemaseel(R) APR and its proprietary delivery devices HemaSyst(TM) and HemaMyst(TM).

"This three-year contract is a turning point in the Company's development," said Wayne G. Johnson, Executive Vice President and Chief Operating Officer of Haemacure. "Since we launched our flagship product, Hemaseel APR, in 1998, we have experienced rapid growth. One by one, we were able to convince hospitals and surgeons of the many advantages of our products, namely, that they shorten surgical procedures, accelerate patient recovery and are easy to use. We are very pleased that Novation and its clinical member advisory councils recognized the value we can bring to the VHA and UHC hospital members with our technology and value added services. Already, some of the top teaching institutions in the United States have taken advantage of this new agreement."

Through Novation's competitive bidding process, the clinical member advisory councils that help in the decision process specifically identified Haemacure's unique and proprietary delivery devices as its rationale for awarding the contract to Haemacure. These innovative devices provide surgeons with a variety of configurations to choose from to meet their specific surgical needs. One of these devices, HemaMyst, an aerosol spray system, allows surgeons to cover large surface areas with a fine mist spray, potentially using less product and thus reducing costs.

"This agreement not only strengthens our leadership role in the surgical sealant and hemostatic market, but it also provides us with the opportunity to solidify our business with existing VHA and UHC customers," stated Marc Paquin, President and Chief Executive Officer of Haemacure.

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"Just as important, our stronger presence with those new clients will certainly have a sustained effect on our long-term growth as more surgeons and nurses in those institutions begin taking advantage of our products and services," added Mr. Paquin.

Haemacure will utilize its sales force, which is made up of over 100 surgically trained Fibrin Sealant and Clinical Nurses Specialists, to facilitate the marketing and implementation of this new agreement.

Haemacure Corporation is a Canadian company specializing in the development and commercialization of innovative biological adhesives, biomaterials and surgical devices for the acute surgical wound care market. It also operates sales and marketing, clinical and regulatory offices in Sarasota, Florida, through a wholly owned subsidiary. The Company is traded under stock symbol TSX:HAE on the Toronto Stock Exchange and is a reporting company with the U.S. Securities Exchange Commission.

Based in Irving, Texas, Novation was established in January 1998 through a combination of the supply programs of VHA Inc. and University HealthSystem Consortium (UHC), two U.S. national healthcare alliances. Novation serves the purchasing needs of more than 2,300 members and affiliates of VHA Inc. and UHC. Novation also serves more than 5,400 members and clients of HealthCare Purchasing Partners International (HPPI), another group purchasing organization owned by VHA and UHC. The leading U.S. supply chain management company in healthcare, Novation managed more than US$19 billion in purchases for VHA, UHC and HPPI members in 2001. For more information, visit www.novationco.com.

Statements contained in this press release that are not historical facts are forward-looking statements that are made pursuant to the safe harbour provisions of the Private Securities and Litigation Reform Act of 1995 (United States). In addition, words such as "believes", "anticipates", "expects" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties or other factors that may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such a difference include, but are not limited to, acceptance of the Company's products by medical professionals, the ability of the Company to continue to develop products, the completion of the BPL manufacturing facility, the effect of competition and any other risks described from time to time in the Company's filings with the U.S. Securities and Exchange Commission. Forward-looking statements in this release represent the Company's judgment as of the date of this release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

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For More Information:

Haemacure Corporation
Marc Paquin
President and CEO
Wayne G. Johnson
Executive Vice President and COO
Tel: 941-364-3700; www.haemacure.com

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Renmark Financial Communications Inc.
Barry Mire: bmire@renmarkfinancial.com
Media - Dominic Sicotte: dsicotte@renmarkfinancial.com
Tel: 514-939-3989; www.renmarkfinancial.com